AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 2010

                                                 1933 ACT FILE NO. 333-_________
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            REGISTRATION STATEMENT ON
                                    FORM S-6

                            ------------------------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS

                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 726

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Guggenheim Funds Distributors, Inc.          Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)

/ /      on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 29, 2010

                    GUGGENHEIM DEFINED PORTFOLIOS, SERIES 726

                            (A Unit Investment Trust)

     The above-referenced series is comprised of the Guggenheim Intermediate Investment-Grade Corporate Trust, Series 28 (the "trust").

     The attached final prospectus for a prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Incorporated herein by reference is the final prospectus for Claymore Securities Defined Portfolios, Series 691 (Registration No. 333-167119) as filed on August 10, 2010, which shall be used as the preliminary prospectus for the trust.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                            AMOUNT

               National Union Fire Insurance

            Company of Pittsburgh, Pennsylvania                 $4,000,000
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 118 (File No. 333-81826) filed on February 6, 2002.

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184 filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to the Trustee and the Trust (s) including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 726 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 29th day of September, 2010.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 726,
                                                                      Registrant

                              By: GUGGENHEIM FUNDS DISTRIBUTORS, INC., Depositor

                                                          By: /s/ Kevin Robinson
                                                          ----------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 29, 2010 by the following persons, who constitute a majority of the Board of Directors of Guggenheim Funds Distributors, Inc.

     SIGNATURE*                           TITLE**                               DATE
                                                                            )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           September 29, 2010
                                          Chairman of the Board of          )
                                          Directors                         )

ANTHONY DILEONARDI*                       Vice Chairman                     )           September 29, 2010

BRUCE ALBELDA*                            Chief Financial Officer and                   September 29, 2010
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     September 29, 2010
                                          General Counsel and Secretary


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* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-167997 on September 24, 2010.

** The titles of the persons named herein represent their capacity in and relationship to Guggenheim Funds Distributors, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

         The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

         The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

                                   MEMORANDUM

                  Re: Guggenheim Defined Portfolios, Series 726

         The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

         Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                  THE INDENTURE

         The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated February 6, 2002 relative to Claymore Securities Defined Portfolios, Series 118.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
September 29, 2010